Exhibit (a)(11)

 FOR IMMEDIATE RELEASE:
                                    Contact:
                                    Mark Harnett
                                    MacKenzie Partners, Inc.
                                    (212) 929-5877

                                    John FitzSimons
                                    The Dyson-Kissner-Moran Corporation
                                    (212) 885-1626


                THE DYSON-KISSNER-MORAN CORPORATION COMPLETES
                   TENDER OFFER FOR OPTEK TECHNOLOGY, INC.

      NEW YORK, June 16, 1999 -- The Dyson-Kissner-Moran Corporation announced today that it has successfully completed its cash tender offer to purchase all of the outstanding shares of common stock of Optek Technology, Inc. (NASDAQ: OPTT) at a price of $25.50 per share.

      The Dyson-Kissner-Moran Corporation reported that a total of 7,488,968 shares of Optek common stock were tendered pursuant to the tender offer (including 455,235 shares subject to guarantees of delivery), which expired at 12:00 midnight, New York City time, on June 15, 1999, and that such shares have been accepted for payment. After giving effect to the purchase of the shares tendered, The Dyson-Kissner-Moran Corporation would beneficially own approximately 98% of the outstanding Optek shares.

      The tender offer will be followed by a merger of DKM Acquisition Corp. with and into Optek Technology, Inc. Pursuant to such merger, those Optek Technology, Inc. stockholders who did not tender their shares in the tender offer and who do not seek appraisal of their shares pursuant to applicable provisions of Delaware law will have their shares converted into the right to receive the same $25.50 per share in cash payable pursuant to the tender offer.

      The Dyson-Kissner-Moran Corporation is a privately owned holding company with annual revenues approaching $700 million.

      Optek Technology, Inc. is a leading manufacturer of custom optoelectronic, magnetic and fiber optic sensor products. Optek provides components worldwide for manufacturers of office and computer equipment, automobiles, industrial equipment, aerospace and defense applications, medical equipment and communications equipment. Additional information can be accessed on the Internet at http://www.optekinc.com.